Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAN SANG INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 938)

REDESIGNATION AND APPOINTMENT OF
INDEPENDENT NON-EXECUTIVE DIRECTOR

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

Redesignation of independent non-executive Director and resignation as chairman of the Audit Committee and member of the Remuneration Committee

The board (the ‘‘Board’’) of directors (the ‘‘Directors’’) of Man Sang International Limited (the ‘‘Company’’) is pleased to announce that Mr. Lee Kang Bor, Thomas (‘‘Mr. Lee’’), who has served as independent non-executive Director and chairman of the audit committee (the ‘‘Audit Committee’’) of the Company since 2004, shall be redesignated as an executive Director and appointed as chief executive officer of the Company with effect from 1 September 2009. Mr. Lee shall also resign from his current positions as chairman of the Audit Committee and a member of the remuneration committee (the ‘‘Remuneration Committee’’) of the Company with effect from 1 September 2009.

The Company has entered into a service agreement (the ‘‘ED Service Agreement’’) dated 31 August 2009 with Mr. Lee for a term of 3 years commencing from 1 September 2009 (the ‘‘Commencement Date’’). Pursuant to the ED Service Agreement, Mr. Lee will receive a remuneration of HK$3,000,000.00 per annum. Mr. Lee’s remuneration was determined by the Board based on the review and recommendations of the Remuneration Committee, abstained with reference to Mr. Lee’s professional background, management experience, his contributions and leadership as chairman of the Audit Committee in the past, the scope of his duties and responsibilities in the Company in future and the prevailing market conditions. Mr. Lee is eligible to receive a discretionary year-end bonus to be determined by the Board taking into consideration his performance and the business results of the Company. In addition, Mr. Lee is also entitled to benefits under the share option scheme adopted by the Company and any member of the group of the Company for their respective employees and officers (including Mr. Lee), of which Mr. Lee is a director or holds office, as the Board shall from time to time determine. Mr. Lee will be granted options to subscribe for 10,000,000 shares of the Company, exercisable immediately after the completion of his first year of service and for a period of 2 years following the completion of his first year of service until the end of the ED Service Agreement (but such entitlement shall lapse if the ED Service Agreement is terminated within 1 year from the Commencement Date), and any such share options which remain unexercised shall lapse thereafter. (Note: The exercise price of the said share options shall be determined pursuant to the terms and conditions of the share option scheme to be approved by the Board in accordance with the provisions of the bye-laws of the Company (the ‘‘Bye-Laws’’) and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’)). Mr. Lee will be subject to retirement as a Director by rotation and will also be eligible for re-election at annual general meetings of the Company in accordance with the provision of the Bye-Laws.

Mr. Lee, aged 56, has over 15 years’ experience in business management, mergers and acquisitions, financial advisory, accounting, taxation, and corporate advisory in Hong Kong and China. Mr. Lee is the founder and is currently chairman of Thomas Lee & Partners Limited, (a company incorporated in Hong Kong in 1996). He is currently an independent non-executive director of Sparkle Roll Group Limited (a company listed on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) (stock code: 970) and is also an independent non-executive director and chairman of the audit and remuneration committee of CIG Yangtze Port PLC (a company listed on the Stock Exchange (stock code: 8233)). Mr. Lee possesses various professional qualifications. He graduated from the University of London with a bachelor’s degree and a master’s degree in laws, and was called to the Bar of the Lincoln’s Inn in 1990. Mr. Lee is currently a member of the Society of Trust and Estate Practitioners, The Institute of Chartered Company Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries. He is also a fellow member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants, the Taxation Institute of Hong Kong and the Hong Kong Institute of Directors. Mr. Lee served as President of the Taxation Institute of Hong Kong from 1999 to 2002, and is currently serving as deputy president of the Asia-Oceania Tax Consultants’ Association and vice president of Hong Kong Professionals and Senior Executives Association.

Appointment of independent non-executive Director and chairman of the Audit Committee and member of the Remuneration Committee

The Board announces that Mr. Fung Yat Sang (‘‘Mr. Fung’’) shall be appointed as an independent non-executive Director with effect from 1 September 2009. Mr. Fung shall also be appointed as chairman of the Audit Committee and a member of the Remuneration Committee with effect from 1 September 2009.

Mr. Fung has not entered into any service agreement with the Company. He is subject to retirement by rotation and re-election in accordance with the Bye-Laws. The director’s fee payable to Mr. Fung will be HK$170,000 per annum which was agreed by the Board with reference to Mr. Fung’s experience and prevailing market conditions.

Mr. Fung, aged 57, has over 30 years of financial management experience and held senior management positions in various multinational corporations in Hong Kong, Australia, Thailand and China. Mr. Fung is a fellow member of Hong Kong Institute of Certified Public Accountants, a fellow member of The Association of Chartered Certified Accountants in UK and a member of Australian Society of Certified Practising Accountants.

Save as disclosed above, neither Mr. Lee and Mr. Fung has any relationships with any directors, senior management of the Company or substantial shareholders or controlling shareholders of the Company, nor do they have any interests in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong), nor do they hold any directorships in any listed public companies in the last 3 years. There is no information which is discloseable pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules. There is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to welcome Mr. Lee and Mr. Fung to their new appointments and look forward to their future contributions to the Company.

By order of the Board
Man Sang International Limited
Pak Wai Keung, Martin
Company Secretary

Hong Kong, 31 August 2009

As at the date of this announcement, the Board comprises three executive Directors, namely Mr. Cheng Chung Hing (Chairman), Mr. Cheng Tai Po (Deputy Chairman), Ms. Yan Sau Man, Amy and three independent non-executive Directors, namely Mr. Lee Kang Bor, Thomas, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex